Exhibit 3

STOCK PURCHASE AND SALE AGREEMENT

This STOCK PURCHASE AND SALE AGREEMENT (the “Agreement”) is made and entered into effective as of March 7, 2005, by and between Harbert Distressed Investment Master Fund, Ltd. (“Harbert”), Alpha US Sub Fund VI, LLC (“Alpha”) (each of Harbert and Alpha being referred to herein individually as a “Seller” and collectively as the “Sellers”) and Petters Consumer Brands, LLC (the “Purchaser”).

WHEREAS, Sellers are collectively the record owner and holder of 3,980,703 shares (the “Shares”) of common stock, par value $0.001 per share, of Polaroid Holding Company (the “Company”);

WHEREAS, Purchaser desires to purchase and acquire from Sellers, and Sellers desire to sell to Purchaser all of the Shares, pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

Article 1
Purchase and Sale of Shares

1.1           Purchase and Sale of Shares.  Subject to the terms and conditions set forth in this Agreement and for the consideration expressed herein, each Seller shall sell, assign, transfer and set over unto Purchaser, and Purchaser shall purchase and acquire from such Seller, on the Closing Date (as hereinafter defined), all of the right, title and interest in and to the Shares set forth opposite the name of such Seller in Schedule I hereto under the heading “Shares.”

1.2           Payment of Purchase Price.  Purchaser shall pay on the Closing Date to each Seller by wire transfer of immediately available funds to an account or accounts designated by each Seller the amount set forth opposite the name of such Seller on Schedule I hereto under the heading “Purchase Price to be Received” (such amounts being an aggregate of $47,768,436).

Article 2
Representations and Warranties of the Sellers

As an inducement to Purchaser to enter into this Agreement, and with the understanding that Purchaser will be relying thereon in consummating the transactions contemplated hereunder, each Seller hereby represents and warrants to Purchaser that the following representations and warranties are true and shall be true as of the Closing Date:

2.1           Execution, Delivery; Valid and Binding Agreement.  This Agreement has been duly executed and delivered by such Seller and constitutes the valid and binding obligation of such Seller, enforceable in accordance with its terms, and has been authorized by all necessary action on the part of such Seller.

2.2           Ownership of Shares.  Such Seller owns all right, title and interest in and to, beneficially and of record, free and clear of any security interest, mortgage, claim, lien (statutory or otherwise), pledge, option, encumbrance, charge, agreement, or other arrangement, restriction or limitation of any kind or nature whatsoever and, on the Closing Date, the Shares will be transferred to Purchaser free and clear of any security interest, mortgage, claim, lien (statutory or otherwise), pledge, option, encumbrance, charge, agreement or other arrangement, restriction or limitations of any kind or nature whatsoever.

2.3           No Breach.  The execution, delivery and performance of this Agreement by such Seller and the consummation by such Seller of the transactions contemplated hereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in the creation of a right of termination or acceleration or any lien under, any indenture, mortgage, lease, loan agreement or other agreement or instrument by which such Seller is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which such Seller is subject, except as would not reasonably be expected to have a material adverse effect on Purchaser.

2.4           Sophisticated Institutional Investor and Company Information.  Such Seller acknowledges that (a) Purchaser now possesses and may hereafter possess certain non-public information concerning the Company and its affiliates and/or the Shares that may or may not be independently known to such Seller (the “Purchaser Non-Public Information”) which may constitute material information with respect to the foregoing and (b) the Purchaser is or may be currently involved in active negotiations with the Company or its financial advisors with respect to an overall restructuring of the Company and its affiliates.  Such Seller agrees to sell the Shares to Purchaser notwithstanding that it is aware that the Purchaser Non-Public Information exists and that Purchaser is or may be involved in negotiations with the Company or its financial advisors and that Purchaser has not disclosed information with respect to such negotiations or any Purchaser Non-Public Information to it.  Such Seller acknowledges that it is a sophisticated seller with respect to the purchase and sale of stock such as the Shares and that Purchaser has no obligations to such Seller to disclose such Purchaser Non-Public Information or information with respect to its negotiations with the Company or its financial advisors and no fiduciary obligations to such Seller.  Additionally, such Seller acknowledges that it has adequate information concerning the Shares, and the business and financial condition of the Company and its affiliates, to make an informed decision regarding the sale of the Shares, and has independently and without reliance upon the Purchaser, and based upon such information as such Seller has deemed appropriate, made its own analysis and decision to sell the Shares to Purchaser.

2.5           Proxy Statement.  Such Seller has carefully reviewed the Proxy Statement related to the Company which was filed on February 7, 2005 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

2.6           Release.  Such Seller does for itself and its respective successors and/or assigns, hereby irrevocably forever release, discharge and waive any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against Purchaser or any its affiliates, including, without limitation, any and all of their present and/or past directors, officers, members, partners, employees, fiduciaries, agents or accounts under management, and their respective successors and assigns, which are based upon or arise from or in any way relate to or involve, directly or indirectly, the existence or substance of the Purchaser Non-Public Information or Purchaser’s negotiations with the Company or its financial advisor or the fact that the Purchaser Non-Public Information or information with respect to the Purchaser’s negotiations with the Company or its financial advisors have not been disclosed to it.

Article 3
Representations and Warranties of Purchaser

As an inducement to each Seller to enter into this Agreement, and with the understanding that each Seller will be relying thereon in consummating the transactions contemplated hereunder, Purchaser hereby represents and warrants to each Seller that the following representations and warranties are true and shall be true as of the Closing Date:

3.1           Execution, Delivery; Valid and Binding Agreement.  This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable in accordance with its terms.

3.2           No Breach.              The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in the creation of a right of termination or acceleration or any lien under, any indenture, mortgage, lease, loan agreement or other agreement or instrument by which Purchaser is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which Purchaser is subject, except as would not reasonably be expected to have a material adverse effect on either Seller.

3.3           Investment Representations.  Purchaser is acquiring the Shares for its own account with the present intention of holding the Shares for investment purposes and not with a view to or for sale in connection with any distribution of the Shares in violation of any applicable securities laws.

3.4           Sophisticated Institutional Investor and Company Information.  Purchaser alone, or with the assistance of professional advisors, has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of Purchaser’s acquisition of the Shares from Sellers.  In addition, Purchaser has reviewed and is aware of sufficient information regarding the Company, including, in particular, the character, business acumen and general business and financial circumstances of the Company, and has utilized such information to Purchaser’s satisfaction for purposes of making a prudent decision to acquire the

Shares.  In addition, Purchaser’s decision to acquire the Shares is not based on any representation, warranty or other information from either Seller.

Article 4
Closing

4.1           Closing Date.  The consummation of the transactions described in this Agreement shall take place on March 8, 2005 (the “Closing Date”), at such place as the parties shall mutually agree.

4.2           Closing Documents.  On the Closing Date, each party shall deliver such documents, instruments, and materials as may be reasonably required in order to effectuate the intent and provisions of this Agreement, and all such documents, instruments and materials shall be satisfactory in form and substance to counsel for the parties.  Without limiting the scope of the foregoing provision, each Seller shall deliver to Purchaser stock certificates representing the Shares, endorsed in blank or with executed stock powers attached (or otherwise make delivery of the Shares through DTC to an account specified by Purchaser), and Purchaser shall deliver to each Seller the purchase price in the manner described in Article 1.

Article 5
Miscellaneous

5.1           Binding Effect; Survival.  This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties and their respective heirs, successors and assigns.  The representations and warranties of Purchaser and the Sellers shall survive for a period of one year following the Closing Date.

5.2           Governing Law.  This Agreement shall in all respects be governed by, and enforced and interpreted in accordance with, the laws of the State of New York.

5.3           Entire Agreement and Counterparts.  This Agreement evidences the entire agreement among the parties, superseding in all respects any and all prior oral or written agreements or understandings pertaining to sale or purchase of the Shares, and shall be amended or modified only by a written instrument signed by all of the parties.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one agreement.

5.4           Headings.  Section or articles headings in this Agreement have no legal significance and are used solely for convenience of reference.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

Petters Consumer Brands, LLC

/s/ Michael O’Shaugnessy
Name: Michael O’Shaugnessy
Title: President

Harbert Distressed Investment Master Fund, Ltd.

By: HMC Distressed Investment Offshore Manager, LLC, as its investment manager

/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Vice President

Alpha US Sub Fund VI, LLC

By: Harbert Fund Advisors, Inc.*

/s/ Joel B. Piassick
Name: Joel B. Piassick
Title: Vice President

*(Pursuant to the Investment Management Agreement dated as of April 29, 2003, as amended)

Schedule I

Seller	Shares	Purchase Price to be Received

Harbert	3,899,621	$46,795,452.00

Alpha	81,082	$972,984.00

Total	3,980,703	$47,768,436.00